50
3/22/04

04003911

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

VP 3-17-04

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

MAR 03 2004

SEC FILE NUMBER
8- 65810

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2003 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Vericap Advisors (US), LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

114 West 47th Street, 23rd floor
(No. and Street)

New York (City) NY (State) 10036 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James Garten 212-869-3818 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Regen, Benz & MacKenzie, CPA's P.C.
(Name – *if individual, state last, first, middle name*)

317 Madison Avenue (Address) New York (City) NY (State) 10017 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 31 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James Garten, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Vericap Advisors (US), LLC, as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Member

Title

Notary Public

LINDA FENSORE
NOTARY PUBLIC - STATE OF NEW YORK
NO. 01-FE6056745
QUALIFIED IN WESTCHESTER COUNTY
MY COMMISSION EXPIRES 03-26-2007

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

VERICAP ADVISORS (US), LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2003

RegenBenzMacKenzie

RegenBenzMacKenzie

INDEPENDENT AUDITORS' REPORT

To the Member
Vericap Advisors (US), LLC
New York, New York

We have audited the accompanying statement of financial condition of Vericap Advisors (US), LLC as of December 31, 2003 and the related statements of income, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Vericap Advisors (US), LLC as of December 31, 2003, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Regen, Benz & MacKenzie, CPA's, P.C.

New York, New York
February 26, 2004

REGEN, BENZ & MACKENZIE, C.P.A.'S, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

317 MADISON AVENUE NEW YORK, NEW YORK 10017
TELEPHONE 212.661.2720 FACSIMILE 212.681.6140

VERICAP ADVISORS (US), LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

ASSETS

Assets	
Cash (Note 2)	$ 19,373
Prepaid Expense	4,149
TOTAL ASSETS	$ 23,522

LIABILITIES AND MEMBER'S EQUITY

Liabilities	
Accounts Payable and Accruals (Note 3)	$ 24,125
Commitments (Note 4)	
Member's Equity (Deficit)	(603)
TOTAL LIABILITIES AND MEMBER'S EQUITY (DEFICIT)	$ 23,522

See accountants' audit report
and accompanying notes to financial statements.

VERICAP ADVISORS (US), LLC
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2003

Revenue	$ -0-
Operating Expenses	
Rent	28,999
Professional Fees	56,825
Regulatory Fees	658
Insurance	448
Office Expense	1,054
Travel and Entertainment	695
Telephone and Internet	6,910
Bank Service Charges	14
Total Operating Expenses	95,603
Net Loss for the Year Ended December 31, 2003	$ (95,603)

See accountants' audit report
and accompanying notes to financial statements.

VERICAP ADVISORS (US), LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2003

	Member's Equity
Balance, January 1, 2003	$ -0-
Member's Contributions	95,000
Net Loss - For Period Ended December 31, 2003	(95,603)
Balance, December 31, 2003	$ (603)

See accountants' audit report
and accompanying notes to financial statements.

VERICAP ADVISORS (US), LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2003

Cash Flows From Operating Activities:		
Net Loss	$	(95,603)
Adjustments to Reconcile Net Loss to Net Cash Used In Operating Activities:		
Increase in Prepaid Expense		(4,149)
Increase in Accounts Payable and Accruals		24,125
Net Cash Used In Operating Activities		(75,627)
Cash from Financing		
Members Contributions		95,000
Net Cash Provided By Finance Activities		95,000
Net Decrease in Cash		(19,373)
Cash and Cash Equivalents - January 1, 2003		-0-
Cash and Cash Equivalents - December 31, 2003	$	19,373
Supplemental Disclosures of Cash Flow Information:		
Cash Paid During the Year for:		
Income Taxes	$	-0-
Interest Expense	$	-0-

See accountants' audit report
and accompanying notes to financial statements.

VERICAP ADVISORS (US), LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003

1- ORGANIZATION

Vericap Advisors (US), LLC ("Vericap"), a Delaware Limited Liability Company was formed on October 29, 2002. Vericap was issued a broker/dealer license by the Securities and Exchange Commission and is a member of the National Association of Securities Dealers ("NASD").

Vericap was organized to sell private placements of securities to the structuring of domestic and crossborder transactions referred to as sales/leaseback or lease/leaseback transactions.

Vericap does not maintain any customer accounts, as defined by Rule 15c3-3 of the Securities and Exchange Commission. Vericap is therefore exempt from Rule 15c3-3 in accordance with subparagraph (k)(2)(i) thereof.

2- SIGNIFICANT ACCOUNTING POLICIES

Vericap uses the accrual method of accounting.

Cash and Cash Equivalents

Vericap considers money market instruments with original maturities less than three months (if any) as cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported period. Actual results could differ from those estimates.

3- INCOME TAXES

Vericap is a single member LLC. No provision or benefit for income taxes has been included in these financial statements since taxable income or loss passes through to, and is reportable by, the member.

4- COMMITMENTS

Vericap occupies leased office space in New York City. The lease is for a term of three years and expires on May 30, 2005. Future minimum rental commitments for this noncancellable operating lease are as follows:

2004	$ 86,613
2005	36,811
Total minimum future rentals	$ 123,424

5- FAIR VALUES OF FINANCIAL INSTRUMENTS

Vericap estimates that the fair value of all financial instruments at December 31, 2003, does not differ materially from the aggregate carrying values of its financial instruments recorded in the accompanying statement of financial condition. The estimated fair value amounts have been determined by Vericap using available market information and appropriate valuation methodologies. Considerable judgement is necessarily required in interpreting market data to develop the estimates of fair value, and accordingly, the estimates are not necessarily indicative of the amounts that Vericap could realize in a current market exchange. None of the financial instruments are held for trading purposes.

6- NET CAPITAL REQUIREMENTS

Vericap is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1(8 to 1 in its first year). In addition, equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2003, Vericap had deficit net capital of $4,752 which was $9,752 below its required net capital of $5,000.

On January 23, 2004 the member contributed capital of $30,000. The contribution raised the firm's net capital to an amount in excess of its minimum requirement. The firm has not yet conducted a securities business since inception.

SCHEDULE I
VERICAP ADVISORS (US), LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF
THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2003

NET CAPITAL		
Total Assets	$	23,522
Less: Total Liabilities		24,125
Net Worth (Deficit)		(603)
Deductions and/or charges		
Non-allowable assets:		4,149
Total deductions and/or charge		4,149
Net Capital (Deficit)	$	(4,752)
Computation of basic Net Capital requirement		
Minimum Net Capital requirement	$	5,000
Deficit Net Capital	$	(9,752)
Ratio: Aggregate indebtedness to Net Capital		(5.08) to 1
Aggregate indebtedness		
Items included in statement of financial condition:		
Accounts Payable and Accruals	$	24,125
Total aggregate indebtedness	$	24,125

RECONCILIATION WITH Vericap Advisors (US) LLC COMPUTATION

Net Capital, as reported in Company's Part II (Unaudited) Focus Report	$	(4,752)
Net Capital Per Above	$	(4,752)

SCHEDULE II
VERICAP ADVISORS (US), LLC
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2003

As Vericap Advisors (US), LLC does not hold customer accounts, this schedule is not applicable.

SCHEDULE III
VERICAP ADVISORS (US), LLC
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER
RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2003

As Vericap Advisors (US), LLC does not hold customer accounts, this schedule is not applicable.

RegenBenzMacKenzie

To the Member
Vericap Advisors (US), LLC
New York, New York

In planning and performing our audit of the financial statements and supplemental schedules of Vericap Advisors (US), LLC. for the year ended December 31, 2003, we considered its internal control structure, including control activities for safeguarding customer and firm assets, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by Vericap Advisors (US) LLC, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because Vericap Advisors (US) LLC does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by Vericap Advisors (US), LLC in any of the following:

1. Making quarterly securities examination, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of Vericap Advisors (US) LLC is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the above paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. The objectives of an internal control structure and of the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which Vericap Advisors (US) LLC has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

REGEN, BENZ & MACKENZIE, C.P.A.'S, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

317 MADISON AVENUE NEW YORK, NEW YORK 10017
TELEPHONE 212.661.2720 FACSIMILE 212.681.6140

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessary disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control structure elements does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not to be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding customer and firm assets, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that Vericap Advisors (US), LLC's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Regen, Benz & MacKenzie, CPA's, P.C.

New York, New York
February 26, 2004